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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of May, 2000


                            Fantom Technologies Inc.
                               (Registrant's name)

                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
                                 (905) 734-7476
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                            Form 20-F    Form 40-F X
                                     ---          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---


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Documents Included as Part of this Report

         No.               Document
         ---               --------

         1. Third Quarter Report to shareholders for the nine months ended March 31, 2000.


                                       2

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 24, 2000

                                  FANTOM TECHNOLOGIES INC.



                                  By:  "Walter J. Palmer"
                                       -----------------------------------------
                                        Name:  Walter J. Palmer
                                        Title: Secretary